VMWARE, INC.

3401 Hillview Ave.

Palo Alto, CA 94304

April 29, 2011

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Kathleen Collins, Accounting Branch Chief

Re:	VMware, Inc.
Form 10-K for the fiscal year ended December 31, 2010 Filed February 28, 2011

Dear Ms. Collins:

Per our conversation with Robert Benton on April 28, 2011, this is to confirm receipt of your comment letter dated April 27, 2011 concerning the above referenced filing. We are also confirming that we will respond to the comment letter by May 24, 2011 pursuant to an extension we requested to accommodate pre-existing travel and business schedules.

Sincerely,

/s/ ROBYNNE D. SISCO

Robynne D. Sisco
Chief Accounting Officer and Corporate Controller

cc:	Robert Benton, Staff Accountant, Securities and Exchange Commission
Mark Peek, Chief Financial Officer and Co-President, Business Operations, VMware, Inc.
S. Dawn Smith, Sr. Vice President, General Counsel, Chief Compliance Officer and Secretary, VMware, Inc.